Exhibit 99.3

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross releases 2021 Sustainability Report

Details strong ESG performance, including a $3.5 billion benefit footprint in host countries

Toronto, Ontario, May 10, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) is pleased to announce the publication of its 2021 Sustainability Report (the “Report”), providing a fulsome and transparent summary of the Company’s progress over the past year in furthering its Environmental, Social and Governance (ESG) strategy.

“Sustainability and mining responsibly are at the core of Kinross’ culture and we believe that to be successful in this area you need a strong on-the-ground approach along with a clear strategy and strong governance,” said J. Paul Rollinson, President and CEO. “Over the past year, we continued to perform well in major external ESG rankings and ratings and have made significant progress advancing our ESG goals. Kinross is committed to ensuring ESG continues to be at the core of our business and recognizes that we need to focus our efforts on material ESG topics which are key to both our Company and our stakeholders.”

Kinross’ 2021 Sustainability Report, available at www.kinross.com/2021-Sustainability-Report, details the Company’s approach to responsible mining, which is inseparable from its operational success. The foundation of Kinross’ ESG governance structure is its values and Safety and Sustainability Policy, which enshrines the Company’s First Priorities and its commitment to environmental stewardship, social responsibility and governance.

In 2021, Kinross enhanced its ESG oversight by updating the charter of the Board Corporate Responsibility and Technical Committee and established an ESG Executive Committee that reports to the Company’s Senior Leadership Team and to the Board on a quarterly basis. Further, in 2022 Kinross’ Senior Leadership Team’s short-term incentive compensation plan was enhanced to reflect two additional objectives linked to ESG strategy and diversity, and the weighting has increased to 25% from 20%.

Kinross obtained independent limited assurance of selected ESG performance metrics and, following its normal practice, have reported in alignment with the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) frameworks. The Company is working on its 2021 Task Force on Climate-Related Financial Disclosures (TCFD) Climate Report, which is scheduled for publication in Q2 2022. Kinross remains on track regarding conformance with the Responsible Gold Mining Principles and expects to complete external assurance in 2022.

Highlights from the Report, which is structured in line with Kinross’ Safety and Sustainability Policy, include:

Act Ethically and Transparently

•	Completed the assessment of approximately 98% of Tier 1 suppliers at operating sites since the launch of an updated supply chain due diligence process
•	Maintained top-tier governance record and was the highest ranked gold mining company in the Globe and Mail’s annual governance review.
•	Reported zero substantiated cases of corruption or bribery.

Do No Harm

•	Overall safety performance remained in line with three-year averages, but was overshadowed by a fatal accident at the Chirano mine in Ghana and a serious mill fire at Tasiast. As a result of these incidents and other near-incidents, the Company has undertaken numerous steps to improve safety culture, with a strong focus on people and their individual and collective responsibility.
•	Recorded over 96,000 stakeholder interactions, which represents approximately 17% of the local area populations around our sites, with positive feedback 17 times greater than negative.

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•	Efficient use of water with 80% of water recycled at operating mine sites.
•	Maintained record of zero tailings breaches for the 29th consecutive year.
•	Announced the target of a 30% reduction in intensity of Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030, over the 2021 baseline, and to have net-zero GHG emissions by 2050.
•	Together with Trout Unlimited, established the Alaska Abandoned Mine Restoration Initiative and started its first project at Resurrection Creek, an area affected by historical placer mining.
•	Reclaimed more than 100 hectares of land during 2021 and in Paracatu, saw the return of endemic fauna in reclaimed areas.

Make a Positive Contribution

•	Generated $3.5 billion in economic benefits (Kinross’ “benefit footprint”) to host countries through taxes, wages, procurement and community support. Since 2010, the Company has contributed more than $40 billion to the economies of host countries.
•	Advanced inclusion and diversity targets including instituting a Global Inclusion and Diversity Leadership Council, maintaining 33% female representation of Board members, and started a “Women in Mining: Peer Networking Program” connecting women across the Company.
•	Achieved record high levels of local employment with 99% of total workforce and 92% of managers from within host countries.
•	Supported community programs that reached approximately 1,000,000 beneficiaries.
•	Sourced 84% of goods and services in country, working with approximately 6,000 suppliers globally.

The Company continued to mitigate the impacts of COVID-19 on its operations, prioritizing the health and safety of its employees. Access to vaccinations was facilitated for both employees and host communities, and a broad-based testing strategy for sites was implemented in line with regional and government guidelines.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile, Canada, Russia and Ghana. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

ESG Contact

Michal Kowalczyk

Vice-President, ESG Strategy

phone: 647-788-4150
michal.kowalczyk@kinross.com

Source: Kinross Gold Corporation

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